ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

February 22, 2013

Enerplus Files Annual Disclosure Documents

CALGARY, Alberta - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) has filed its annual information form ("AIF") for the year ended December 31, 2012 with the Canadian securities regulatory authorities today. The AIF includes the disclosure and reports relating to Enerplus' oil and gas reserves data and other information required to be disclosed under National Instrument 51-101. The AIF, along with Enerplus' audited annual financial statements and management's discussion and analysis for the 2012 fiscal year, are available on the SEDAR website at www.sedar.com and on Enerplus' website at www.enerplus.com.

Enerplus has also filed its annual report on Form 40-F, which includes the AIF and Enerplus' audited annual financial statements and management's discussion and analysis for the 2012 fiscal year, with the U.S. Securities and Exchange Commission. A copy of the Form 40-F is available on the EDGAR website at www.sec.gov.

Shareholders may request a hard copy of the above documents free of charge by contacting Enerplus' Investor Relations Department at 1-800-319-6462 or email investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation